EXHIBIT 99.1

IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2014

TOKYO, Nov. 8, 2013 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE:3774) today announced its consolidated financial results for the first six months of the fiscal year ending March 31, 2014 (from April 1, 2013 to September 30, 2013, "1H FY2013," "1H13").1

Highlights of 1H FY2013 Financial Results

Revenues	JPY54,397 million	($553 million, up 6.4% YoY)
Operating Income	JPY3,009 million	($31 million, down 7.8% YoY)
Net Income attributable to IIJ	JPY2,205 million	($22 million, up 9.9% YoY)

▪ 1H13 revenues increased by 6.4% YoY due to the revenue growth in network services, systems integration and ATM operation business.
▪ 1H13 operating income decreased by 7.8% YoY mainly due to the increase in SG&A expenses along with business expansion.
▪ 1H13 net income attributable to IIJ increased by 9.9% YoY due to the increase in non-operating income.

Overview of 1H FY2013 Financial Results and Business Outlook

"Overall, our surrounding business environment continues to be solid. We're seeing increasing systems integration demand among Japanese companies this fiscal year. IT investment has been withheld since the Lehman Shock, yet with Abenomics, they're now more inclined to invest in IT. The demand for disaster recovery systems, renewing existing systems, adopting cloud services and so on is on the rise," said Koichi Suzuki, Chairman and CEO of IIJ.

"As the concept of cloud computing has received wide recognition, Japanese blue-chip companies are beginning to look at their IT systems differently," followed Eijiro Katsu, President and COO of IIJ. "The shift from owning heavy IT assets to using cloud services is a great business opportunity for us as cloud requires our strengths: reliable and secure network and system operation. We're continuously expanding our enterprise cloud service lineups to support such transition. For instance, we provide SAP, Oracle DB, VMware and many other business familiar products on top of our cloud. We're also devoting R&D efforts in SDN (Software Defined Network) technology and have been continuously releasing and developing its software platform. Some major network operators in Japan have started to use them for evaluation purpose."

"1H13 revenue reflects strong systems integration demand. The result didn't exceed our interim target as certain large SNS and telecommunications clients decreased their network services usage. Weak operating income was due to the increase in expenses as we expand business both domestically and internationally while the revenue suffered from the above individual factor," continued Katsu.

"Having great market opportunity, our priority is to expand the scale of IIJ business. We consider M&As and business alliances as one of the possible means to do so. In the era of network traffic explosion together with the growing demand to outsource IT systems, our expertise in providing reliable network services and systems operation for blue-chip companies is increasingly vital. We continue to strategically expand our business to move toward the next stage of growth," concluded Suzuki.

1 Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. The translation of Japanese yen into U.S. dollars is solely for the convenience of readers outside of Japan. The rate used for the translation was JPY98.29 per US$1.00, which was the noon buying rate on September 30, 2013.

1H FY2013 Financial Results Summary
Operating Results Summary
	1H12	1H13	YoY % Change
	JPY millions	JPY millions
Total Revenues	51,109	54,397	6.4
Network Services	32,259	33,611	4.2
Systems Integration (SI)	17,127	18,673	9.0
Equipment Sales	641	755	17.7
ATM Operation Business	1,082	1,358	25.5
Total Costs	40,961	43,967	7.3
Network Services	25,383	26,465	4.3
Systems Integration (SI)	14,089	15,765	11.9
Equipment Sales	551	681	23.6
ATM Operation Business	938	1,056	12.6
SG&A Expenses and R&D	6,885	7,421	7.8
Operating Income	3,263	3,009	(7.8)
Income before Income Tax Expense	3,176	3,348	5.4
Net Income attributable to IIJ	2,007	2,205	9.9

Segment Results Summary
	1H12	1H13
	JPY millions	JPY millions
Total Revenues	51,109	54,397
Network Services and SI Business	50,311	53,296
ATM Operation Business	1,082	1,358
Elimination	284	257
Operating Income	3,263	3,009
Network Service and SI Business	3,260	2,829
ATM Operation Business	83	241
Elimination	80	61

We have omitted segment analysis because most of our revenues are dominated by Network Services and Systems Integration (SI) Business.

1H FY2013 Results of Operation

Revenues

Total revenues were JPY54,397 million, up 6.4% YoY.

Network Services revenue was JPY33,611 million, up 4.2% YoY.

Revenues for Internet connectivity services for corporate use were JPY8,358 million, up 6.9% YoY. The increase was mainly due to the increasing demands for broader bandwidth and mobile service.

Revenues for Internet connectivity services for home use were JPY2,856 million, up 3.2% YoY. The revenue grew both YoY and QoQ as we continue to accumulate orders for LTE mobile data communication service.

WAN services revenues were JPY12,619 million, stayed almost flat compared to 1H12.

Outsourcing services revenues were JPY9,778 million, up 7.5% YoY. The revenue growth was mainly due to revenue increase in "IIJ GIO Hosting Package Services" and datacenter-related services.

Network Services Revenues Breakdown
	1H12	1H13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	7,816	8,358	6.9
IP Service[2]	4,934	5,268	6.8
IIJ FiberAccess/F and IIJ DSL/F	1,606	1,575	(1.9)
IIJ Mobile Service[3]	1,156	1,401	21.2
Others	120	114	(4.6)
Internet Connectivity Service (Home Use)	2,768	2,856	3.2
Under IIJ Brand	621	980	57.9
hi-ho	1,841	1,532	(16.8)
OEM	306	344	12.1
WAN Services	12,577	12,619	0.3
Outsourcing Services	9,098	9,778	7.5
Total Network Services	32,259	33,611	4.2

Number of Contracts for Connectivity Services
	as of Sep. 30, 2012	as of Sep. 30, 2013	YoY Change
Internet Connectivity Services (Corporate Use)	100,282	123,334	23,052
IP Service (-99Mbps)	911	879	(32)
IP Service (100Mbps-999Mbps)	369	428	59
IP Service (1Gbps-)	164	255	91
IIJ Data Center Connectivity Service	315	299	(16)
IIJ FiberAccess/F and IIJ DSL/F	45,741	52,374	6,633
IIJ Mobile Service[4]	51,488	67,789	16,301
Others	1,294	1,310	16
Internet Connectivity Services (Home Use)	431,620	552,993	121,373
Under IIJ Brand	65,808	123,920	58,112
hi-ho	152,031	155,045	3,014
OEM	213,781	274,028	60,247
Total Contracted Bandwidth	1,003.3Gbps	1,454.8Gbps	451.5Gbps

SI revenues were JPY18,673 million, up 9.0% YoY.

Systems construction revenue, a one-time revenue, was JPY7,151 million, up 6.8% YoY, mainly due to the continuous accumulation of orders. Systems operation and maintenance revenue, a recurring revenue, was JPY11,522 million, up 10.4% YoY. The increase was mainly due to the increase in revenue of "IIJ GIO Component Services."

The orders received for SI and equipment sales were JPY25,203 million, up 21.2% YoY. In the breakdown, the orders received for systems construction and equipment sales were JPY10,466 million, up 26.1% YoY, and the orders received for systems operation and maintenance were JPY14,737 million, up 18.0% YoY.

The order backlog for SI and equipment sales as of September 30, 2013 amounted to JPY25,855 million, up 30.1% YoY. In the breakdown, the order backlog for systems construction and equipment sales was JPY6,263 million, up 30.4% YoY, and the order backlog for systems operation and maintenance was JPY19,592 million, up 30.0% YoY.

Equipment sales revenues were JPY755 million, up 17.7% YoY.

ATM Operation Business revenues were JPY1,358 million, up 25.5% YoY. The increase was mainly in accordance with the increase in the numbers of newly placed ATMs. 698 ATMs were placed as of November 8, 2013.

2 IP Service revenues include revenues from the Data Center Connectivity Service.

3 Revenue from mobile data communication service for home use is included in Internet Connectivity Service (Home Use).

4 Contracts of IIJ Mobile Service are of mobile data communication service for corporate use.

Cost and expense

Total cost of revenues was JPY43,967 million, up 7.3% YoY.

Cost of Network Services revenues was JPY26,465 million, up 4.3% YoY. Gross margin was JPY7,146 million, up 3.9% YoY. Gross margin ratio was 21.3%, almost the same as 1H12. The increase was mainly due to the increase in circuit-related, personnel-related and network operation related costs.

Cost of SI revenues was JPY15,765 million, up 11.9% YoY. The increase was mainly due to the increase in outsourcing-related and personnel-related costs. Gross margin was JPY2,908 million, down 4.3% YoY and gross margin ratio was 15.6%.

Cost of Equipment Sales revenues was JPY681 million, up 23.6% YoY. Gross margin was JPY74 million and gross margin ratio was 9.8%.

Cost of ATM Operation Business revenues was JPY1,056 million, up 12.6% YoY. The increase was in accordance with the number of newly placed ATMs. Gross margin was JPY302 million and gross margin ratio was 22.2%.

SG&A and R&D expenses

SG&A and R&D expenses were JPY7,421 million, up 7.8% YoY.

Sales and Marketing expenses were JPY4,162 million, up 5.9% YoY. The increase was mainly due to the increase in personnel-related expenses, rent expenses related to expanded office spaces, and sales commission expenses related to Internet connectivity services for home use.

General and Administrative expenses were JPY3,037 million, up 10.6% YoY. The increase was mainly due to the increase in personnel-related expenses related to the increase in employees, rent expenses related to the expanded office spaces and depreciation and other expenses related to the office relocation.

Research and Development expenses were JPY222 million, up 6.4% YoY.

Operating income

Operating income was JPY3,009 million, down 7.8% YoY. The decrease was mainly due to the increase in SG&A expenses along with business expansion.

Other income (expenses)

Other income (expenses) was an income of JPY339 million (an expense of JPY87 million for 1H12), mainly due to foreign currency gains of JPY139 million (foreign currency losses of JPY50 million for 1H12) and net gain on other investments of JPY172 million.

Income before income tax expense

Income before income tax expense was JPY3,348 million, up 5.4% YoY (JPY3,176 million for 1H12) as a result that the increase in non-operating income exceeded the decrease in operating income.

Net income

Income tax expense was JPY1,243 million (JPY1,251 million for 1H12).

Equity in net income of equity method investees was JPY127 million (JPY83 million for 1H12) mainly due to net income of Internet Revolution, Inc. and Internet Multifeed Co.

As a result of the above, net income was JPY2,232 million, up 11.1% YoY (JPY2,008 million for 1H12).

Net income attributable to IIJ

Net income attributable to non-controlling interests was JPY27 million mainly related to net income of Trust Networks Inc (Net loss attributable to non-controlling interests of JPY1 million for 1H12).

Net income attributable to IIJ was JPY2,205 million, up 9.9 % YoY (JPY2,007 million for 1H12).

1H FY2013 Financial Condition

Balance Sheets

As of September 30, 2013, the balance of total assets was JPY97,842 million, increased by JPY15,731 million from the balance as of March 31, 2013 (JPY82,111 million as of March 31, 2013).

As for current assets as of September 30, 2013, as compared to the respective balances as of March 31, 2013, cash and cash equivalents increased by JPY13,523 million mainly due to the equity finance in 1H13, accounts receivable decreased by JPY2,058 million, and prepaid expenses increased by JPY944 million. As for noncurrent assets, as compared to the respective balance as of March 31, 2013, property and equipment increased by JPY758 million and guarantee deposits increased by JPY658 million along with our office expansion. As for current liabilities, as compared to the respective balance as of March 31, 2013, accounts payable decreased by JPY1,554 million and income taxes payable decreased by JPY793 million.

As for the balances of capital lease obligations, as compared to the respective balances as of March 31, 2013, capital lease obligations-current portion increased by JPY187 million to JPY3,692 million and capital lease obligations-noncurrent decreased by JPY293 million to JPY5,077 million.

As of September 30, 2013, the balance of other investments increased by JPY1,408 million to JPY5,180 million. The breakdown of other investments were JPY3,205 million in nonmarketable equity securities, JPY1,262 million in available-for-sale securities and JPY712 million in other.

As of September 30, 2013, the balance of non-amortized intangible assets (excluding telephone rights) such as goodwill was JPY6,077 million, and the breakdown of non-amortized intangible assets were JPY5,970 million in goodwill and JPY107 million in trademark. The balance of amortized intangible assets, which was customer relationships, was JPY4,432 million.

Total IIJ shareholders' equity as of September 30, 2013 increased by JPY19,547 million from the respective balance as of March 31, 2013 as a result of equity finance and net income in 1H13, JPY57,153 million. IIJ shareholders' equity ratio (total IIJ shareholders' equity/total assets) as of September 30, 2013 was 58.4%.

Cash Flows

Cash and cash equivalents as of September 30, 2013 were JPY25,782 million compared to JPY11,670 million as of September 30, 2012.

Net cash provided by operating activities for 1H13 was JPY3,696 million compared to net cash provided by operating activities of JPY3,970 million for 1H12. The decrease was mainly due to accounts payable and other current liabilities decreased, while net income and depreciation and amortization, which are non-cash expenses, increased.

Net cash used in investing activities for 1H13 was JPY4,202 million compared to net cash used in investing activities of JPY3,054 million for 1H12, mainly due to payments for purchase of property and equipment of JPY2,784 million (JPY2,785 million for 1H12), payments for purchase of other investments of JPY1,083 million (JPY374 million for 1H12) and payments for guarantee deposits of JPY662 million (JPY22 million for 1H12).

Net cash provided by financing activities for 1H13 was JPY13,883 million compared to net cash used in financing activities of JPY2,756 million for 1H12, mainly due to proceeds from issuance of common stock of JPY17,271 million, principal payments under capital leases of JPY1,972 million (JPY1,813 million for 1H12), payment of FY2012 year-end dividends of JPY405 million (JPY355 million for 1H12).

FY2013 Financial Targets (announced on May 15, 2013)

Due to seasonal factors, our revenue volume tends to be larger in the second half than the first half while our fixed type expenses such as personnel-related tend to increase from the beginning of a fiscal year. 1H13 operating income decreased compared to 1H12 mainly due to: the increase in the fixed type expenses such as personnel- and offices- related expenses, reflecting the increased number of new employees accordingly with our business expansion strategy, the relatively small systems construction revenue recognition while we accumulated a large number of order backlog which will be realized as revenue in 2H13, and the decrease in recurring revenues from certain large telecommunication and SNS game clients for pricing revision at the beginning of FY2013 and reduction in their server usage.

Our FY2013 financial targets announced on May 15, 2013 remain unchanged as the orders for systems construction continue to be accumulated at a good pace toward 2H13. Also, the monthly recurring revenues of network services and systems operation and maintenance should continue to grow.

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income attributable to IIJ in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	1H12	1H13
	JPY millions	JPY millions
Adjusted EBITDA	6,902	7,247
Depreciation and Amortization[5]	3,639	4,238
Operating Income	3,263	3,009
Other Income (Expense)	(87)	339
Income Tax Expense	1,251	1,243
Equity in Net Income of Equity Method Investees	83	127
Net Income	2,008	2,232
Less: Net Income attributable to Noncontrolling Interests	(1)	(27)
Net Income attributable to IIJ	2,007	2,205

CAPEX
	1H12	1H13
	JPY millions	JPY millions
CAPEX, including Capital Leases	5,903	4,647
Acquisition of Assets by Entering into Capital Leases	3,118	1,863
Purchase of Property and Equipment	2,785	2,784

5 Depreciation and amortization includes impairment loss on other intangible assets. (See IIJ's consolidated financial statements for details).

Presentation

Presentation materials will be posted on our web site (http://www.iij.ad.jp/en/ir/) on November 8, 2013.

About Internet Initiative Japan Inc.

Founded in 1992, Internet Initiative Japan Inc. is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration, security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States and the United Kingdom. IIJ listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

Statements made in this press release regarding IIJ's or managements' intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues, operating and net profitability are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include but not limited to: a decrease of corporate spending or capital expenditure due to depression in the Japanese economy and/or corporate earnings decreased, an inability to achieve anticipated results and cause negative impact on profitability, a possibility that less of reliability for our services and loss of business chances due to interrupt or suspend of our services, an excess increase in network rerated cost and outsourcing cost, personnel cost etc, a possibility to lose business opportunity due to our inadequate resources in personnel and others, an increase in competition and strong pricing pressure, the recording of an impairment loss as a results of an impairment test on the non-amortized intangible assets such as goodwill, a decline in value and trending value of our holding securities. Please refer to IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission ("SEC") for other risks.

Internet Initiative Japan Inc.
Quarterly Consolidated Balance Sheets (Unaudited)
(As of March 31, 2013 and September 30, 2013)

	As of March 31, 2013	As of September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	12,258,872	262,302	25,781,630
Accounts receivable, net of allowance for doubtful accounts of JPY 93,934 thousand and JPY 54,390 thousand at March 31, 2013 and September 30, 2013, respectively	18,764,703	169,973	16,706,721
Inventories	1,301,684	20,982	2,062,306
Prepaid expenses	2,492,164	34,958	3,436,081
Deferred tax assets —current	1,046,828	10,598	1,041,654
Other current assets, net of allowance for doubtful accounts of JPY 10,732 thousand and JPY 719 thousand at March 31, 2013 and September 30, 2013, respectively	1,576,718	14,752	1,449,953
Total current assets	37,440,969	513,565	50,478,345
INVESTMENTS IN EQUITY METHOD INVESTEES	1,681,723	18,406	1,809,081
OTHER INVESTMENTS	3,771,262	52,697	5,179,525
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of JPY 29,516,394 thousand and JPY 32,636,483 thousand at March 31, 2013 and September 30, 2013, respectively	23,025,755	241,978	23,784,050
GOODWILL	5,969,951	60,738	5,969,951
OTHER INTANGIBLE ASSETS —Net	4,791,431	46,468	4,567,370
GUARANTEE DEPOSITS	2,051,449	27,570	2,709,872
DEFERRED TAX ASSETS —Noncurrent	163,773	1,347	132,412
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	898,040	8,476	833,065
Prepaid expenses —Noncurrent	2,201,108	22,983	2,258,981
OTHER ASSETS, net of allowance for doubtful accounts of JPY 71,727 thousand and JPY 71,432 thousand at March 31, 2013 and September 30, 2013, respectively	115,805	1,213	119,198
TOTAL	82,111,266	995,441	97,841,850

	As of March 31, 2013	As of September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,400,000	95,635	9,400,000
Long-term borrowings —current portion	1,010,000	9,971	980,000
Capital lease obligations —current portion	3,505,471	37,566	3,692,346
Accounts payable —trade	10,973,120	96,443	9,479,379
Accounts payable —other	949,264	9,041	888,669
Income taxes payable	1,669,849	8,916	876,399
Accrued expenses	2,266,427	20,152	1,980,780
Deferred income —current	1,806,074	18,627	1,830,818
Other current liabilities	803,902	9,340	917,982
Total current liabilities	32,384,107	305,691	30,046,373
LONG-TERM BORROWINGS	980,000	--	--
CAPITAL LEASE OBLIGATIONS —Noncurrent	5,370,365	51,654	5,077,037
ACCRUED RETIREMENT AND PENSION COSTS —Noncurrent	2,112,085	22,684	2,229,624
DEFERRED TAX LIABILITIES —Noncurrent	412,132	6,162	605,585
DEFERRED INCOME —Noncurrent	2,562,208	22,722	2,233,363
OTHER NONCURRENT LIABILITIES	656,191	4,498	442,127
Total Liabilities	44,477,088	413,411	40,634,109
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common-stock —authorized, 75,520,000 shares; issued and outstanding, 41,295,600 shares at March 31, 2013	16,833,847	259,406	25,497,022
—authorized, 75,520,000 shares; issued and outstanding, 46,697,800 shares at September 30, 2013
Additional paid-in capital	27,300,325	365,582	35,933,105
Accumulated deficit	(6,399,088)	(46,796)	(4,599,585)
Accumulated other comprehensive income	263,770	7,274	714,970
Treasury stock —758,800 shares and 758,813 shares held by the company at March 31, 2013 and September 30, 2013, respectively	(392,079)	(3,989)	(392,122)
Total Internet Initiative Japan Inc. shareholders' equity	37,606,775	581,477	57,153,390
NONCONTROLLING INTERESTS	27,403	553	54,351
Total equity	37,634,178	582,030	57,207,741
TOTAL	82,111,266	995,441	97,841,850

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income and
Quarterly Consolidated Statements of Other Comprehensive Income (Unaudited)
(For the six months ended September 30, 2012 and September 30, 2013)

Quarterly Consolidated Statements of Income
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	7,815,625	85,035	8,358,114
Internet connectivity services (home use)	2,768,151	29,055	2,855,790
WAN services	12,577,216	128,379	12,618,348
Outsourcing services	9,097,610	99,484	9,778,277
Total	32,258,602	341,953	33,610,529
Systems integration:
Systems construction	6,693,586	72,757	7,151,242
Systems operation and maintenance	10,433,028	117,222	11,521,775
Total	17,126,614	189,979	18,673,017
Equipment sales	641,780	7,684	755,309
ATM operation business	1,082,005	13,817	1,358,104
Total revenues	51,109,001	553,433	54,396,959
COST AND EXPENSES:
Cost of network services	25,382,614	269,247	26,464,339
Cost of systems integration	14,089,358	160,395	15,765,185
Cost of equipment sales	551,245	6,930	681,162
Cost of ATM operation business	938,041	10,743	1,055,944
Total cost	40,961,258	447,315	43,966,630
Sales and marketing	3,931,676	42,350	4,162,559
General and administrative	2,745,077	30,900	3,037,201
Research and development	208,283	2,255	221,590
Total cost and expenses	47,846,294	522,820	51,387,980
OPERATING INCOME	3,262,707	30,613	3,008,979
OTHER INCOME (EXPENSE):
Dividend income	34,762	364	35,760
Interest income	14,823	130	12,801
Interest expense	(145,163)	(1,348)	(132,467)
Foreign exchange gains (losses)	(49,997)	1,417	139,285
Net gain on sales of other investments	13,565	843	82,852
Net gain on other investments	--	1,754	172,423
Losses on write-down of other investments	(19,788)	--	--
Other —net	65,389	285	27,965
Other income (expense) —net	(86,409)	3,445	338,619
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	3,176,298	34,058	3,347,598
INCOME TAX EXPENSE	1,251,172	12,648	1,243,173
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	83,088	1,296	127,358
NET INCOME	2,008,214	22,706	2,231,783
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1,058)	(274)	(26,912)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	2,007,156	22,432	2,204,871

	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		42,683,242
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,564,800		42,734,376
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		85,366,484
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,129,600		85,468,752
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	49.51	0.53	51.66
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	49.48	0.52	51.59
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	24.76	0.26	25.83
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	24.74	0.26	25.80

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Quarterly Consolidated Statements of Other Comprehensive Income
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
NET INCOME	2,008,214	22,706	2,231,783
Comprehensive income (loss):
Foreign currency translation adjustments	3,299	2,770	272,253
Unrealized holding gain (loss) on securities	(13,379)	1,820	178,865
Defined benefit pension plans	119	1	118
Total comprehensive income	1,998,253	27,297	2,683,019
Less: Comprehensive income attributable to noncontrolling interests	(1,058)	(274)	(26,948)
Comprehensive income attributable to Internet Initiative Japan Inc.	1,997,195	27,023	2,656,071

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the six months ended September 30, 2012 and September 30, 2013)

	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	2,008,214	22,706	2,231,783
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,639,342	43,122	4,238,476
Provision for retirement and pension costs, less payments	106,730	1,198	117,723
Provision for (reversal of) allowance for doubtful accounts	86	(480)	(47,200)
Loss on disposal of property and equipment	2,315	37	3,616
Net gain on sales of other investments	(13,565)	(843)	(82,852)
Net gain on other investments	--	(1,754)	(172,423)
Impairment of other investments	19,788	--	--
Foreign exchange losses (gains), net	36,218	(896)	(88,024)
Equity in net income of equity method investees	(83,088)	(1,296)	(127,358)
Deferred income tax expense	124,330	1,725	169,584
Others	967	10	934
Changes in operating assets and liabilities net of effects from acquisition of a company:
Decrease in accounts receivable	177,411	21,733	2,136,106
Decrease in net investment in sales-type lease — noncurrent	141,255	661	64,975
Increase in inventories	(782,389)	(7,718)	(758,645)
Increase in prepaid expenses	(949,899)	(9,493)	(933,077)
Decrease in other current and noncurrent assets	48,180	1,547	152,072
Increase (decrease) in accounts payable	301,591	(15,391)	(1,512,769)
Decrease in income taxes payable	(1,320,716)	(8,075)	(793,648)
Increase (decrease) in deferred income-noncurrent	276,090	(3,832)	(376,601)
Increase (decrease) in accrued expenses and other current and noncurrent liabilities	237,403	(5,362)	(527,057)
Net cash provided by operating activities	3,970,263	37,599	3,695,615
INVESTING ACTIVITIES:
Purchase of property and equipment	(2,785,190)	(28,324)	(2,783,991)
Proceeds from sales of property and equipment	375,005	1,252	123,086
Purchase of available-for-sale securities	(19,606)	(345)	(33,902)
Purchase of other investments	(373,909)	(11,015)	(1,082,640)
Investment in an equity method investee	(100,000)	--	--
Proceeds from sales of available-for-sale securities	--	2,232	219,362
Proceeds from sales of other investments	89,117	41	4,000
Payments of guarantee deposits	(22,473)	(6,738)	(662,283)
Refund of guarantee deposits	12,397	72	7,112
Payments for refundable insurance policies	(368)	--	--
Refund from insurance policies	--	163	16,026
Acquisition of a newly controlled company, net of cash acquired	(229,058)	--	--
Other	60	(94)	(9,250)
Net cash used in investing activities	(3,054,025)	(42,756)	(4,202,480)

	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	21,000	2,035	200,000
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,010,000)	(12,311)	(1,210,000)
Principal payments under capital leases	(1,812,654)	(20,068)	(1,972,457)
Net increase in short-term borrowings with initial maturities less than three months	400,000	--	--
Dividends paid	(354,697)	(4,124)	(405,368)
Proceeds from issuance of common stock, net of issuance cost	--	175,717	17,271,204
Other	--	(0)	(41)
Net cash provided by (used in) financing activities	(2,756,351)	141,249	13,883,338

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(26,261)	1,488	146,285

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,866,374)	137,580	13,522,758
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	13,536,824	124,722	12,258,872
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	11,670,450	262,302	25,781,630

ADDITIONAL CASH FLOW INFORMATION:
Interest paid	145,876	1,351	132,774
Income taxes paid	2,288,440	15,604	1,533,720

NONCASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of assets by entering into capital leases	3,118,126	18,955	1,863,053
Facilities purchase liabilities	804,789	9,041	888,669
Asset retirement obligation	--	560	55,066
Acquisition of a company:
Assets acquired	404,140	--	--
Liabilities assumed	104,321	--	--
Noncontrolling interests	119	--	--
Cash paid	(299,700)	--	--
Cash acquired	70,642	--	--
Acquisition of a newly controlled company, net of cash acquired	(229,058)	--	--

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Going Concern Assumption (Unaudited)
Nothing to be reported.

Material Changes In Shareholders' Equity (Unaudited)
IIJ issued new shares by way of public offering with payment due July 18, 2013 and by way of third-party allotment in connection with secondary offering of shares by way of over-allotment with payment due August 5, 2013. As a result, common stock and additional paid-in capital increased by JPY8,662 million and JPY8,610 million, respectively, for the second quarter of fiscal year ending March 31, 2014. The balances of common stock and additional paid-in capital as of September 30, 2013 were JPY25,497 million and JPY 35,933 million, respectively.

Segment Information (Unaudited)
Business Segments:
Revenues:
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	50,310,706	53,295,762
Customers	50,026,996	53,038,855
Intersegment	283,710	256,907
ATM operation business	1,082,005	1,358,104
Customers	1,082,005	1,358,104
Intersegment	--	--
Elimination	283,710	256,907
Consolidated total	51,109,001	54,396,959

Segment profit or loss:
	Six Months Ended September 30, 2012	Six Months Ended September 30, 2013
	Thousands of JPY	Thousands of JPY
Network service and systems integration business	3,260,156	2,829,032
ATM operation business	82,920	240,882
Elimination	80,369	60,935
Consolidated operating income	3,262,707	3,008,979

Geographic information is not presented due to immateriality of revenue attributable to international operations.

Subsequent Events (Unaudited)
Nothing to be reported.

2nd Quarter FY2013 Consolidated Financial Results (3 months)

The following tables are highlight data of 2nd Quarter FY2013 consolidated financial results (unaudited, from July 1, 2013 to September 30, 2013).

Operating Results Summary
	2Q12	2Q13	YoY % Change
	JPY millions	JPY millions
Total Revenues:	26,268	27,956	6.4
Network Services	16,167	16,825	4.1
Systems Integration (SI)	9,175	9,981	8.8
Equipment Sales	311	437	40.3
ATM Operation Business	615	713	16.1
Cost of Revenues:	20,939	22,555	7.7
Network Services	12,619	13,223	4.8
Systems Integration (SI)	7,526	8,415	11.8
Equipment Sales	277	396	42.5
ATM Operation Business	517	521	0.8
SG&A Expenses and R&D	3,440	3,697	7.5
Operating Income	1,889	1,704	(9.8)
Income before Income Tax Expense	1,803	1,917	6.3
Net Income attributable to IIJ	1,110	1,251	12.7

Network Services Revenues Breakdown
	2Q12	2Q13	YoY % Change
	JPY millions	JPY millions
Internet Connectivity Service (Corporate Use)	3,951	4,167	5.5
IP Service	2,495	2,587	3.7
IIJ FiberAccess/F and IIJ DSL/F	804	792	(1.4)
IIJ Mobile Service	592	731	23.5
Others	60	57	(4.9)
Internet Connectivity Service (Home Use)	1,340	1,459	8.9
Under IIJ Brand	303	525	73.4
hi-ho	882	759	(13.9)
OEM	155	175	12.9
WAN Services	6,264	6,308	0.7
Outsourcing Services	4,612	4,891	6.0
Network Services Revenues	16,167	16,825	4.1

Reconciliation of Non-GAAP Financial Measures

The following table summarizes the reconciliation of adjusted EBITDA to net income in our consolidated statements of income that are prepared in accordance with U.S. GAAP.

Adjusted EBITDA
	2Q12	2Q13
	JPY millions	JPY millions
Adjusted EBITDA	3,730	3,871
Depreciation and Amortization	1,841	2,167
Operating Income	1,889	1,704
Other Income (Expense)	(86)	213
Income Tax Expense	736	706
Equity in Net Income of Equity Method Investees	50	62
Net income	1,117	1,273
Less: Net income attributable to noncontrolling interests	(7)	(22)
Net Income attributable to IIJ	1,110	1,251

The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment in our consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP.

CAPEX
	2Q12	2Q13
	JPY millions	JPY millions
CAPEX, including capital leases	2,606	1,754
Acquisition of Assets by Entering into Capital Leases	1,479	688
Purchase of Property and Equipment	1,127	1,065

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Income (Unaudited)
(For the three months ended September 30, 2012 and September 30, 2013)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
REVENUES:
Network services:
Internet connectivity services (corporate use)	3,950,858	42,396	4,167,105
Internet connectivity services (home use)	1,339,001	14,839	1,458,531
WAN services	6,264,795	64,183	6,308,549
Outsourcing services	4,612,416	49,761	4,891,009
Total	16,167,070	171,179	16,825,194
Systems integration:
Systems Construction	3,933,690	42,601	4,187,234
Systems Operation and Maintenance	5,241,338	58,942	5,793,403
Total	9,175,028	101,543	9,980,637
Equipment sales	311,145	4,442	436,616
ATM operation business	614,495	7,258	713,411
Total revenues	26,267,738	284,422	27,955,858
COST AND EXPENSES:
Cost of network services	12,618,608	134,527	13,222,659
Cost of systems integration	7,525,533	85,619	8,415,537
Cost of equipment sales	278,206	4,034	396,474
Cost of ATM operation business	516,954	5,299	520,842
Total cost	20,939,301	229,479	22,555,512
Sales and marketing	2,001,385	20,832	2,047,534
General and administrative	1,334,025	15,636	1,536,859
Research and development	104,343	1,144	112,446
Total cost and expenses	24,379,054	267,091	26,252,351
OPERATING INCOME	1,888,684	17,331	1,703,507
OTHER INCOME (EXPENSE):
Dividend income	12,228	88	8,649
Interest income	6,630	71	6,955
Interest expense	(73,726)	(652)	(64,116)
Foreign exchange gains (losses)	(29,579)	475	46,666
Net gain on sales of other investments	13,563	274	26,932
Net gain on other investments	--	1,754	172,423
Losses on write-down of other investments	(17,825)	--	--
Other—net	3,043	163	16,060
Other income (expense) — net	(85,666)	2,173	213,569
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME IN EQUITY METHOD INVESTEES	1,803,018	19,504	1,917,076
INCOME TAX EXPENSE	736,412	7,180	705,754
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	50,201	625	61,404
NET INCOME	1,116,807	12,949	1,272,726
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(6,358)	(221)	(21,665)
NET INCOME ATTRIBUTABLE TO INTERNET INITIATIVE JAPAN INC.	1,110,449	12,728	1,251,061

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
NET INCOME PER SHARE
BASIC WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,536,800		44,804,204
DILUTED WEIGHTED-AVERAGE NUMBER OF SHARES (shares)	40,569,000		44,856,748
BASIC WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,073,600		89,608,408
DILUTED WEIGHTED-AVERAGE NUMBER OF ADS EQUIVALENTS (ADSs)	81,138,000		89,713,496
BASIC NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.39	0.28	27.92
DILUTED NET INCOME PER SHARE (JPY / U.S. Dollars / JPY)	27.37	0.28	27.89
BASIC NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.70	0.14	13.96
DILUTED NET INCOME PER ADS EQUIVALENT (JPY / U.S. Dollars / JPY)	13.69	0.14	13.95

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Internet Initiative Japan Inc.
Quarterly Consolidated Statements of Cash Flows (Unaudited)
(For the three months ended September 30, 2012 and September 30, 2013)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
OPERATING ACTIVITIES:
Net income	1,116,807	12,949	1,272,726
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,841,047	22,054	2,167,716
Provision for retirement and pension costs, less payments	53,919	614	60,353
Provision for (reversal of) allowance for doubtful accounts	145	(364)	(35,761)
Loss on disposal of property and equipment	1,271	30	2,971
Net gain on sales of other investments	(13,563)	(274)	(26,932)
Net gain on other investments	--	(1,754)	(172,423)
Impairment of other investments	17,825	--	--
Foreign exchange losses (gains), net	2,373	(82)	(8,072)
Equity in net income of equity method investees	(50,201)	(625)	(61,404)
Deferred income tax benefit	(27,279)	(1,004)	(98,657)
Others	22,818	(106)	(10,471)
Changes in operating assets and liabilities net of effects from acquisition of a company:
Increase in accounts receivable	(1,241,974)	(8,001)	(786,378)
Decrease in net investment in sales-type lease―noncurrent	98,205	687	67,556
Increase in inventories	(702,255)	(5,627)	(553,097)
Decrease prepaid expenses	617,321	4,933	484,823
Decrease in other current and noncurrent assets	343,478	355	34,858
Increase in accounts payable	175,983	4,568	448,979
Increase in income taxes payable	724,293	7,074	695,246
Increase in deferred income― noncurrent	271,080	749	73,650
Decrease in accrued expenses, other current and noncurrent liabilities	(705,353)	(14,125)	(1,388,312)
Net cash provided by operating activities	2,545,940	22,051	2,167,371
INVESTING ACTIVITIES:
Purchase of property and equipment	(1,126,849)	(10,840)	(1,065,478)
Proceeds from sales of property and equipment	210,799	544	53,482
Purchase of available-for-sale securities	(3,503)	(224)	(21,963)
Purchase of other investments	(59,599)	(10,778)	(1,059,363)
Proceeds from sales of available-for-sale securities	--	2,232	219,362
Proceeds from sales of other investments	68,996	--	--
Payments of guarantee deposits	(21,708)	(13)	(1,310)
Refund of guarantee deposits	2,646	22	2,192
Payments for refundable insurance policies	(187)	--	--
Refund from insurance policies	--	163	16,026
Other	6,773	(59)	(5,815)
Net cash used in investing activities	(922,632)	(18,953)	(1,862,867)

	Three Months Ended September 30, 2012	Three Months Ended September 30, 2013
	Thousands of JPY	Thousands of U.S. Dollars	Thousands of JPY
FINANCING ACTIVITIES:
Proceeds from issuance of short-term borrowings with initial maturities over three months	21,000	--	--
Repayments of short-term borrowings with initial maturities over three months and long-term borrowings	(1,010,000)	(12,311)	(1,210,000)
Principal payments under capital leases	(935,440)	(10,085)	(991,296)
Net increase in short-term borrowings with initial maturities less than three months	500,000	2,035	200,000
Proceeds from issuance of common stock, net of issuance cost	--	175,717	17,271,204
Net cash provided by (used in) financing activities	(1,424,440)	155,356	15,269,908

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	1,490	(705)	(69,242)

NET INCREASE IN CASH AND CASH EQUIVALENTS	200,358	157,749	15,505,170
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	11,470,092	104,553	10,276,460
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	11,670,450	262,302	25,781,630

(Note) The U.S. dollar amounts have been translated from yen, for convenience only, at the rate of JPY 98.29 per 1U.S. dollar which was the noon buying rate in New York City for cable transfers in foreign currencies as of September 30, 2013.

Note: The following information is provided to disclose Internet Initiative Japan Inc. ("IIJ") financial results (unaudited) for the first six months ended September 30, 2013 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the First Six Months Ended September 30, 2013
[Under accounting principles generally accepted in the United States ("U.S. GAAP")]
November 8, 2013
Company name: Internet Initiative Japan Inc.	Exchange listed: First Section, Tokyo Stock Exchange
Stock code number: 3774	URL: http://www.iij.ad.jp/
Representative: Eijiro Katsu, President and Representative Director
Contact: Akihisa Watai, Managing Director and CFO	TEL: (03) 5259-6500
Filing of quarterly report (Shihanki-houkokusho) to the regulatory organization in Japan: Scheduled on November 14, 2013
Payment of dividend: December 6, 2013	Supplemental material on quarterly results: Yes
Presentation on quarterly results: Yes (for institutional investors and analysts)
(Amounts of less than JPY one million are rounded)

1. Consolidated Financial Results for the First Six Months Ended September 30, 2013
(April 1, 2013 to September 30, 2013)
(1) Consolidated Results of Operations							(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense		Net Income attributable to IIJ
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%
Six Months Ended September 30, 2013	54,397	6.4	3,009	(7.8)	3,348	5.4	2,205	9.9
Six Months Ended September 30, 2012	51,109	8.3	3,263	33.3	3,176	38.7	2,007	47.4

(Note1) Total comprehensive income attributable to IIJ

             Six Months Ended September 30, 2013: JPY2,656 million (up 33.0% YoY)

             Six Months Ended September 30, 2012: JPY1,997 million (up 44.4% YoY)

(Note2) Income before income tax expense represents income from operations before income tax expense and equity in net income of equity method investees in IIJ's consolidated financial statements.

	Basic Net Income attributable to IIJ per Share	Diluted Net Income attributable to IIJ per Share
	JPY	JPY
Six Months Ended September 30, 2013	51.66	51.59
Six Months Ended September 30, 2012	49.51	49.48

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and diluted net income attributable to IIJ per share have been calculated as if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

(2) Consolidated Financial Position
	Total Assets	Total Equity	Total IIJ Shareholders' Equity	Total IIJ Shareholders' Equity to Total Assets
	JPY millions	JPY millions	JPY millions	%
As of September 30, 2013	97,842	57,208	57,153	58.4
As of March 31, 2013	82,111	37,634	37,607	45.8

2. Dividends
	Dividends per Share
	1Q-end	2Q-end	3Q-end	Year-end	Total
	JPY	JPY	JPY	JPY
Fiscal Year Ended March 31, 2013	--	1,750.00	--	10.00	1,760.00
Fiscal Year Ending March 31, 2014	--	11.00
Fiscal Year Ending March 31, 2014 (forecast)			--	11.00	22.00
(Note1) Changes in the latest forecasts released: None
(Note2) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. 2Q-end dividend (interim dividend) for the fiscal year ended March 31, 2013 does not take the stock split into consideration. The dividends for 2Q-end and the total dividend for the fiscal year ended March 31, 2013 would have been JPY8.75 and JPY18.75 respectively if the stock split were conducted on April 1, 2012, at the beginning of the fiscal year ended March 31, 2013.

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014
(April 1, 2013 through March 31, 2014)								(% shown is YoY change)

	Total Revenues		Operating Income		Income before Income Tax Expense (Benefit)		Net Income attributable to IIJ		Basic Net Income attributable to IIJ per Share
	JPY millions	%	JPY millions	%	JPY millions	%	JPY millions	%	JPY
Fiscal Year Ending March 31, 2014	117,000	10.1	9,400	21.2	9,000	16.0	6,000	13.2	135.42
(Note1) Changes in the latest forecasts released: None
(Note2) IIJ issued 4,700,000 shares of common stock by way of public offering on July 18, 2013. IIJ also issued 700,000 shares of common stock by way of third-party allotment in connection with secondary offering of shares by way of over-allotment on August 5, 2013. Basic Net Income attributable to IIJ per Share in the above "3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014" was recalculated to reflect the increases in the number of shares outstanding.

* Notes

(1) Changes in significant subsidiaries for the first six months ended September 30, 2013

(Changes in significant subsidiaries for the first six months ended September 30, 2013 which resulted in changes in scope of consolidation): None

(2) Application of simplified or exceptional accounting: None

(3) Changes in significant accounting and reporting policies for the quarterly consolidated financial statements

1) Changes due to the revision of accounting standards: None

2) Others: None

(4) Number of shares outstanding (shares of common stock)

1) The number of shares outstanding (inclusive of treasury stock):

As of September 30, 2013: 46,697,800 shares

As of March 31, 2013: 41,295,600 shares

2) The number of treasury stock:

As of September 30, 2013: 758,813 shares

As of March 31, 2013: 758,800 shares

3) The weighted average number of shares outstanding:

For the first six months ended September 30, 2013: 42,683,242 shares

For the first six months ended September 30, 2012: 40,536,800 shares

(Note) IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. The number of shares outstanding (shares of common stock) in the above have been calculated as if the stock split were conducted on April 1, 2012, the beginning of the fiscal year ended March 31, 2013.

CONTACT: For inquiries, contact:
         IIJ Investor Relations
         Tel: +81-3-5259-6500 E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir